Exhibit 99.2

Ramchandra Gajanan Ramani B. Sc. (Hon). LL.B ADVOCATE	Off.:	Opp. Head Post Office Panaji – Goa. Phone: 2436913

Report of Scrutinizer

[Pursuant to Section 110 of the Companies Act, 2013 and Rule 22(9) of the Companies (Management and

Administration) Rules, 2014]

To,

The Chairman,

Vedanta Limited,

Sesa Ghor, 20 EDC Complex, Patto, Panaji – Goa.

Dear Sir,

I, R.G. Ramani, Practicing Advocate, appointed as Scrutinizer by the Board of Directors of Vedanta Limited (the Company) to receive, process and scrutinize the Postal Ballot process in a fair and transparent manner in respect of the Special Resolution for increase in the limits under section 186 of the Companies Act, 2013 for Inter-Corporate Loans, Investments and Guarantees and Security in connection with loan(s) from Rs. 60,000 Crore to Rs. 80,000 Crore as stated in the Notice of the Postal Ballot dated April 28, 2016 proposed to be passed by the Equity Shareholders of the Company, submit my report as under:

1.	The Company has on Friday, May 13, 2016 completed the dispatch/sending of emails of Notice of Postal Ballot dated April 28, 2016, Postal Ballot Form along with postage prepaid business reply envelope to its members whose names appeared on the Register of Members/List of Beneficiaries as received from National Securities Depository Limited (NSDL) & Central Depository Services (India) Limited (CDSL) as on Friday, April 29, 2016, the “cutoff date”.

2.	The Company had appointed M/s Karvy Computershare Private Limited (Karvy), Registrar and Share Transfer Agent (RTA), as the service provider, for extending the facility of electronic voting to the Shareholders of the Company.

3.	The Advertisement regarding the dispatch of Postal Ballot Notice, Form etc. was published in Business Standard all editions (English) and Navaprabha (Regional Language – Marathi) on Saturday, May 14, 2016.

4.	The Shareholders of the Company were given an option to vote either through the physical voting on the Postal Ballot forms or by using the remote e-voting facility. Members opting e-voting facility, casted their votes on the designated website https://evoting.karvy.com.

5.	The voting through electronic means and Postal Ballot commenced on Sunday, May 15, 2016 (9.00 a.m. IST) and ended on Monday June 13, 2016 (5.30 p.m. IST). The Postal Ballot forms received and e-votes casted after June 13, 2016 (5.30 p.m. IST) were not considered for the purpose of the Report.

6.	With the support of M/s Karvy Computershare Private Limited, Registrar and Share Transfer Agent (RTA) of the Company, the Postal Ballot forms were scrutinized and signatures of Members who had cast their votes were verified with their specimen signatures registered with RTA as provided by depositories.

7.	A final electronic report of the e-voting was generated by me by accessing the data available to me from the website https://evoting.karvy.com of Karvy.

8.	The particulars of Postal Ballot received from the Members in physical form(s) and electronic voting report generated by Karvy have been entered in a separate Register maintained for the purpose.

9.	The ballot papers, which were incomplete and/or which were otherwise found defective have been treated as invalid and kept separately.

10.	The consolidated report on the results of the voting through ballot paper and e-voting are as under:-

Assent/Dissent	Number of ballots/votes received	Number of votes cast by them	% of total number of valid votes casted	Remarks
(i) Voted in favour of the Resolution				Passed with requisite majority
Physical Voting	321	303,125	0.02
E-Voting	606	201,05,74,097	91.35

Total (A)	927	201,08,77,222	91.36

(ii) Voted against the Resolution
Physical Voting	45	59,800	0.00
E-Voting	295	18,84,70,652	6.36

Total (B)	340	18,85,30,452	6.36

Grand Total (A)+(B)	1267	219,94,07,674	97.72

(iii) Invalid Votes	40	15,57,184	0.07

Results:

The Special Resolution as proposed in the Postal Ballot Notice dated April 28, 2016, is passed with requisite majority.

11.	The Postal Ballot forms and other related papers/registers and records were handed over at the Registered Office for the safe custody.

Thanking You,

Yours Sincerely

(R.G. RAMANI)
Scrutinizer

Place:	Panaji, Goa
Dated:	15/06/2016